Eaton Vance Management 255 State Street Boston, Massachusetts 02109 Ph: 617-482-8260; Fx: 617-598-0432

August 25, 2008 VIA EDGAR

Kevin Rupert Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Eaton Vance Municipals Trust (File Nos. 811-04409 and 033-00572) on behalf of the series listed on Schedule A attached hereto (the “Funds”)

Dear Mr. Rupert:

This letter responds to comments you provided to me on August 6, 2008 regarding the Form N-
CSR filings by Eaton Vance Municipals Trust (the “Registrant”) on behalf of its series with fiscal years ended August 31, 2007 and September 30, 2007. These annual reports were filed with the
U.S. Securities and Exchange Commission (the “SEC”) via the EDGAR filing system on October
24, 2007 and November 27, 2007 (as amended on November 29, 2007). Your comments and our responses thereto are provided below.

Form N-CSR for Registrant’s Series with Fiscal Years Ended August 31, 2007

1.	Comment: We express no opinion on the Funds’ stated position that investments in inverse floaters are not considered borrowings for purposes of a Fund’s restrictions on borrowing.

Response: The Funds acknowledge that you have expressed no opinion on this position.

2.	Comment: The Funds are single-state municipal bond funds. Please state whether more than 20% of any Fund’s net assets is invested in Puerto Rico municipal obligations. In addition, please describe the Funds’ compliance with Rule 35d-1 under the Investment
Company Act of 1940, as amended (the “Names Rule”). Finally, please confirm that the proper disclosures are made in the Funds’ prospectus in this regard.

Response: As of August 31, 2007, no Fund held more than 20% of its net assets in
Puerto Rico municipal obligations. However, if a Fund did hold over 20% of its net assets in Puerto Rico municipal obligations, we do not believe this would be a violation of the Names Rule. The Names Rule generally requires that a fund with a name suggesting that it focuses on a particular type of investment adopt a fundamental policy to invest at least 80% of its net assets in that manner. The interpretive position released by the SEC’s Division of Investment Management clarifies that the term “municipal” in the name of a fund refers to the tax-exempt nature of a fund’s distributions, but that single-

state tax-exempt funds are not subject to section (a)(3) of the Rule (relating to funds with names that suggest investment in a specific country or geographic region).[1]

We confirm that the proper disclosures are made in the Funds’ prospectus in this regard.
As stated in the Funds’ prospectus, each Fund has adopted a fundamental policy to invest at least 80% of its net assets in municipal obligations the interest on which is exempt from regular federal income tax and from the particular state income tax in which the
Fund invests, in compliance with the Names Rule. In addition, the Funds’ prospectus states that each Fund may invest up to 35% of its net assets in municipal obligations issued by Puerto Rico (and certain other U.S. territories).

Form N-CSR for Registrant’s Series with Fiscal Years Ended September 30, 2007

3.	Comment: In the footnote to the Morningstar Ratings on page 3 discussing load-waived
A shares for investors who qualify for waivers of front-end sales loads, explain the relevance of the reference to “plan participants of a defined contribution plan”.

Response: The referenced language is standardized disclosure provided by Morningstar for use with its load-waived A share ratings. While typically municipal bond funds such as the Funds are not offered to defined contribution plans, the footnote is relevant to the
Funds because there are circumstances in which a Fund’s Class A sales charge may be waived for certain investors, as described in the Funds’ prospectus.

4.	Comment: In Note 3 to the Financial Statements, please clarify how each Fund’s investment advisory fee is calculated.

Response: As stated in Note 3, the investment advisory fee consists of two components, a percentage of average daily net assets plus a percentage of gross income. These components are subject to breakpoints as assets in the Fund increase, as described in the
Funds’ prospectus. Per your request, going forward the disclosure in this footnote will be enhanced to provide the relevant breakpoints and related descriptions as provided in the prospectus. As you also requested, this change will be implemented in the future reports of all similar Eaton Vance funds.

* * * * * * * *

The Registrant is responsible for the adequacy and accuracy of the disclosure in each respective filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the SEC from taking any action with respect to the filings. The Registrant acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws.

[1] See Division of Investment Management’s Frequently Asked Questions about Rule 35d-1, Question No. 4 (pub. avail. Dec. 4, 2001).

Should you have any questions or comments regarding this letter, please contact the undersigned at (617) 598-8029. Very truly yours,

/s/ Christopher Sechler Christopher Sechler Vice President, Eaton Vance Management

Schedule A The Funds

Series with Fiscal Years Ended August 31, 2007
Eaton Vance Alabama Municipals Fund
Eaton Vance Arkansas Municipals Fund
Eaton Vance Georgia Municipals Fund
Eaton Vance Kentucky Municipals Fund
Eaton Vance Louisiana Municipals Fund
Eaton Vance Maryland Municipals Fund
Eaton Vance Missouri Municipals Fund
Eaton Vance North Carolina Municipals Fund
Eaton Vance Oregon Municipals Fund
Eaton Vance South Carolina Municipals Fund
Eaton Vance Tennessee Municipals Fund
Eaton Vance Virginia Municipals Fund

Series with Fiscal Years Ended September 30, 2007
Eaton Vance California Municipals Fund
Eaton Vance Florida Plus Municipals Fund
Eaton Vance Massachusetts Municipals Fund
Eaton Vance Mississippi Municipals Fund
Eaton Vance National Municipals Fund
Eaton Vance New York Municipals Fund
Eaton Vance Ohio Municipals Fund
Eaton Vance Rhode Island Municipals Fund
Eaton Vance West Virginia Municipals Fund